SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 July 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1
Regulatory News Service Announcement, dated 03 July 2017

               re: Block listing Interim Review

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2017

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Sharesave Scheme 2007 (formerly Lloyds TSB Group Sharesave Scheme 2007)
Period of return:	From:	01/01/2017	To:	30/06/2017
Balance of unallotted securities under scheme(s) from previous return:		70,327,179
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		70,327,179

Name of contact:	Emily Martin, Assistant Secretary
Telephone number of contact:	0207 356 1144

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2017

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group plc Deferred Bonus Plan 2008
Period of return:	From:	01/01/2017	To:	30/06/2017
Balance of unallotted securities under scheme(s) from previous return:		180,940,699
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		300,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		391,159,627
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		89,781,072

Name of contact:	Emily Martin, Assistant Secretary
Telephone number of contact:	0207 356 1144

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2017

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Share Incentive Plan (formerly Lloyds TSB Group Shareplan)
Period of return:	From:	01/01/2017	To:	30/06/2017
Balance of unallotted securities under scheme(s) from previous return:		434,353
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		45,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		5,265,971
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		40,168,382

Name of contact:	Emily Martin, Assistant Secretary
Telephone number of contact:	0207 356 1144

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2017

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Long-Term Incentive Plan 2006
Period of return:	From:	01/01/2017	To:	30/06/2017
Balance of unallotted securities under scheme(s) from previous return:		3,032,649
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		85,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		56,070,329
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		31,962,320

Name of contact:	Emily Martin, Assistant Secretary
Telephone number of contact:	0207 356 1144

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 03 July 2017